Exhibit 99.1

Consent of Independent Valuation Advisor

We hereby consent to the reference to our name and the description of our role under the headings “Net Asset Value Calculation and Valuation Guidelines—General,” “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor,” “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments, Consolidated Properties,” and “Net Asset Value Calculation and Valuation Guidelines—February 28, 2026 NAV Per Share” in the Post-Effective Amendment to Registration Statement on Form S-11 of StratCap Digital Infrastructure REIT, Inc. and in the prospectus included therein and in any future supplements or amendments thereto.

In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

April 14, 2026

/s/ Kroll, LLC
Kroll, LLC
New York, New York